

Mail Stop 3720

March 2, 2010

Mr. Dirk L. Benschop
Chief Executive Officer
Teleconnect, Inc.
Oude Vest 4
4811 HT, Breda
The Netherlands

> **RE:** **Teleconnect, Inc.**
> **Form 10-K for the year ended September 30, 2009**
> **Filed January 13, 2010**
> **File No. 0-30611**

Dear Mr. Benschop:

We have reviewed your supplemental response letter dated February 8, 2010 as well as your filing and have the following comments. As noted in our comment letter dated January 28, 2010, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K
Financial Statements
Note 15. Acquisitions
Giga Matrix Holding, page 29,

1.   We have considered your response to comment 1 of our letter dated January 28, 2010. We note your original investment of $180,000 to acquire your 49% ownership interest in Giga. We also note that you have advanced Giga $530,000 in loan which is included in "due from related parties". We also note that the carrying value of your investment in Giga at September 30, 2009 is zero. It appears that you have limited the recognition of your share of losses in Giga to the $180,000 original investment amount. It appears to us that you should also include the advances made to Giga in the carrying value of your investment for purposes of recognition of your shares of losses in Giga. Refer to ASC 323-10-35-26. Please revise or advise.

Please respond to our comments within 10 business days or tell us when you will provide us with a response.   You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Carlos Pacho, Senior Assistant Chief Accountant at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director